

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Stacey Aaron
President and Chief Executive Officer
Arco-Iris Gold Corporation
Suite 22, Postnet P.O. Box 1006
Plettenberg Bay, 6600
South Africa

> **Re:** **Arco-Iris Gold Corporation**
> **Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **File No. 333-190929**

Dear Ms. Aaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Offering, page 2

2.   Please provide clear disclosure when discussing the offering and the net proceeds that there is no minimum to this offering and therefore there is no guarantee the company will receive more than minimal funds from this offering.

Risk Factors, page 3

3.   Please explain the reference to diamonds in the second risk factor on page three and the second risk factor on page 10. The disclosure elsewhere discusses your plan to explore for gold.

4.   Please address the dilution risks to new investors including the risks relating to issuance of additional securities, in your risk factor disclosure.

Use of Proceeds, page 11

5.   We note the disclosure on page 11 that you will use net proceeds to repay Ms. Aaron certain loans and advancements previously made, in addition to the offering expenses. However, the use of proceeds tables do not reflect the repayment of these loans. Please reconcile the disclosure or advise.

6.   Please reconcile the offering expenses with the expenses listed in the table on page 36.

7.   Please revise the use of proceeds at the 100% level. The total amount allocated in the table is $1,000 less than the total for that table. Also, pleas revise, if true, to reflect that at the 25% or less level of proceeds all of the proceeds will be used to reimburse Ms. Aaron for the loans used to pay offering expenses.

Dilution, page 13

8.   Please revise your net tangible book value per share after the offering to reflect a deduction for offering expenses in accordance with Item 506 of Regulation S-K.

Market for Our Securities and Related Shareholder Matters, page 15

9.   Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Plan of Operation, page 17

10.   We note your funding requirements through Phase 3 of your exploration plan. Please explain in greater detail the amount of exploration that will occur if you raise the maximum funds from this offering. Clarify for the remaining exploration costs how you plan raise additional funding. Also, revise the disclosure that implies you will have

sufficient cash to finance your exploration plans if you raise all the money you can in this offering, as in, for example, the last paragraph on page 18. Clarify how you intend to initiate a diamond drill program upon receipt of the geological report given your lack of financing plans, given the short time frame between each phase. Discuss in greater detail the impact the lack of funding will have upon the timing of each phase. Revise similar disclosure in the business section. Provide a risk factor that addresses clearly the fact that you have insufficient funds to carry out your exploration program, even if the offering is completely successful.

Liquidity and Capital Resources, page 19

11.   Please discuss in this section the loan from your sole officer and director.

Our Business, page 20

Geological Description / Mineralization, page 22

12.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- Describe the process by which mineral rights are acquired from the Federal/state government at this location and the basis and duration of your mineral rights, any surface rights, mining claims and/or concessions or leases.

- The current state of exploration of the property, provide a description of any exploration work completed on the property, and the properties present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. If no equipment or improvements are present, include a statement to that effect.

- A description of the equipment, infrastructure, and other facilities.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Plan of Operations, page 24

13.   Detailed sampling provides the basis for the quality estimate or grade of your mineral
        discovery. Please provide a brief description of your sample collection, sample
        preparation, and the analytical procedures used to develop your analytical results. In
        addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you
        have developed for your exploration program. These procedures would serve to inform
        potential investors regarding your sample collection and preparation, assay controls,
        sample custody, assay precision and accuracy procedures and protocols.

14.   We note previous mining activities on your mineral properties. Please elaborate on any
        surface disturbance or contamination issues found on the surface or in the groundwater
        due to historical mining activities. The extent and significance of the
        disturbance/contamination, as well as your plans to remediate the site, should be clear.

Governmental Regulations and Environmental Compliance, page 26

15.   We note you are subject to permitting requirements of the Bureau of Land Management
        (BLM) and/or Forest Service in addition to State Environmental requirements. Please
        revise your filing and provide a short summary of the permits and/or operational plans
        required to perform exploration and/or mining activities on your properties and discuss in
        greater detail the government and environmental regulations to which you are subject.
        Please fully discuss the permitting, bonding, and reclamation requirements for each phase
        of your exploration work including the specific permits and associated fees. In your
        discussion, include the specific permits that your company has obtained or will obtain to
        perform each phase of you exploration program. Describe the effect of existing or
        probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and
        (xi) of Regulation S-K.

References, page 26

16.   Please remove the references to external sources in this section.   It appears you are
        attempting to incorporate by reference third party information in this section; however,
        you do not appear eligible to incorporate such information by reference. Refer to
        Securities Act Rule 411 and General Instruction VII to Form S-1.

Management, page 27

17.   Please explain the nature of the responsibilities undertaken by Ms. Aaron in the education
        sector. Provide the specific business experience for Ms. Aaron for the past five years, as
        required by Item 401(e)(1) of Regulation S-K.

18.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Aaron should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

19.   Please address Item 407(a) of Regulation S-K and provide risk factor disclosure as appropriate.

Certain Relations and Related Transactions, page 29

20.   Please provide the disclosure required by Item 404(a)(5) for the loan from Ms. Aaron.

21.   Please address the 5,000,000 shares issued to Stacey Aaron in exchange for services in September 2012 in this section. Clarify the date the securities were issued and the nature and amount of the services received in exchange for the shares. In addition, please provide your analysis as to why the issuance of shares for services to your sole officer and director should not be included in the summary compensation table.

Plan of Distribution, page 31

22.   Please reconcile the disclosure in the fifth paragraph on page 31, which refers to a minimum offering amount, with the disclosure on the prospectus cover page that no minimum is required.

Financial Statements, page 34

23.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as applicable.

Note 6. Common Stock, page F-11

24.   We note that in September 2012 you issued 5,000,000 common shares of stock to Stacey Aaron for her services (page 38). Tell us how you recorded this issuance including how you valued the shares and the related accounting guidance you used as a basis for your entries.

Note 7 – Mining Claim, page F-11

25.   We note that the Golden Idol Mine property has a stamp mill and a cyanide plant from historical mining activities. Please disclose how you considered any contingencies and remediation associated with these items on your site. Please refer to ASC 450.

Note 8 – Subsequent Events, page F-11

26.   Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and, therefore, you are

not a SEC filer. Please revise to include the date through which you have evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Exhibit 5

27.   Please revise the caption reference in the fourth paragraph to conform to the caption used in the prospectus.

Exhibit 23.1

28.   We note your consent of your independent registered accounting firm refers to the report date of August 28, 2013. However, the audit report is dated August 29, 2013. Please revise the references in the consent for consistency.

Exhibit 99

29.   Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): Gregg E. Jaclin, Esq.